EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY CORPORATION
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Six Months Ended June 30,	Years Ended December 31,
(in millions)	2016	2015	2014	2013	2012 (a)	2011
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(b)	$1,630	$4,053	$3,998	$3,657	$2,068	$1,975
Fixed charges	1,071	1,859	1,871	1,886	1,510	1,057
Distributed income of equity investees	18	104	136	109	151	149
Deduct:
Preferred dividend requirements of subsidiaries	—	—	—	—	3	—
Interest capitalized	8	18	7	8	30	46
Total earnings	$2,711	$5,998	$5,998	$5,644	$3,696	$3,135

Fixed charges:
Interest on debt, including capitalized portions	$1,039	$1,733	$1,733	$1,760	$1,420	$1,026
Estimate of interest within rental expense	32	126	138	126	87	31
Preferred dividend requirements	—	—	—	—	3	—
Total fixed charges	$1,071	$1,859	$1,871	$1,886	$1,510	$1,057
Ratio of earnings to fixed charges	2.5	3.2	3.2	3.0	2.4	3.0
Ratio of earnings to fixed charges and preferred dividends combined(c)	2.5	3.2	3.2	3.0	2.4	3.0
(a)    Includes the results of Progress Energy, Inc. beginning on July 2, 2012.
(b)    Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(c)    For the periods presented, Duke Energy Corporation had no preferred stock outstanding.